UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 000-55430

RESOURCE REIT, INC.

(Rapids Merger Sub LLC as successor by merger to Resource REIT, Inc.)

(Exact name of registrant as specified in its charter)

345 Park Avenue, New York, New York 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: None. *

*	Resource REIT, Inc. merged with and into Rapids Merger Sub LLC on May 19, 2022, at which time the separate corporate existence of Resource REIT, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rapids Merger Sub LLC, as successor by merger to Resource REIT, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 19, 2022

Rapids Merger Sub LLC
(as successor by merger to Resource REIT, Inc.)
By:	/s/ Richard Reyes
Name:	Richard Reyes
Title:	Managing Director and Vice President